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                               January 5, 2024

       Kambiz Mahdi
       Chief Executive Officer
       Clean Energy Technologies, Inc.
       2990 Redhill Ave.
       Costa Mesa, CA 92626

                                                        Re: Clean Energy
Technologies, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed December 15,
2023
                                                            File No. 333-275127

       Dear Kambiz Mahdi:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 13, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-3 filed December 15, 2023

       Cover Page

   1. We note your response to prior comment one, including your added disclosure indicating that action by the
Chinese government could result in a material change in your operations in China and/or the
value of the securities you are registering for sale, including causing the value of such
securities to significantly decline. Please revise to additionally disclose that these
risks could significantly limit or completely hinder your ability to offer or continue to offer
securities to investors and cause the value of such securities to be worthless. Please also
make corresponding changes in your prospectus summary and risk factor sections.
 Kambiz Mahdi
FirstName  LastNameKambiz    Mahdi
Clean Energy  Technologies, Inc.
Comapany
January    NameClean Energy Technologies, Inc.
        5, 2024
January
Page 2 5, 2024 Page 2
FirstName LastName
Prospectus Summary, page 3

2. We note your response to prior comment four, including the diagram on page 3 that indicates that, with respect to Sichuan Hongzuo Shuya Energy Limited (Shuya), Jiangsu
         Huanya Jieneng New Energy Co., Ltd. has "extra 10% voting rights through contractual arrangement." Please tell us the basis for this statement, or otherwise revise to clarify your voting interests in Shuya.
3. We note your response to prior comment five and reissue it in part. Revise to include a summary of risk factors, disclosing the risks that having the majority
of the company   s
         operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. We note your response to prior comment seven and reissue it in part. Quantify any cash flows and transfers of other assets by type that have occurred between the company, its subsidiaries, and the consolidated VIE(s), and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.
         Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.
5. We note your response to prior comment 8, including your statement that you do not consider Shuya as constituting a material part of your consolidated financial statements.
         Please tell us whether Shuya   s financial results or financial
condition constitute a material
         part of your consolidated financial statements. For example, we note your disclosure in your quarterly report on Form 10-Q for the quarter ended September 30, 2023 regarding
         the increase in revenues that you attribute, in part, to    the
substantial anticipated growth in
         Natural Gas (NG) trading from CETY HK.
 Kambiz Mahdi
FirstName  LastNameKambiz    Mahdi
Clean Energy  Technologies, Inc.
Comapany
January    NameClean Energy Technologies, Inc.
        5, 2024
January
Page 3 5, 2024 Page 3
FirstName LastName
       Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson,
Special Counsel, at 202-551-3584 with any other questions



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Fang Liu